UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tarrant Apparel Group

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

876289109

(CUSIP Number)

Serge Kraif
19 Avenue Krieg
1208 Geneva
Switzerland
(310) 890-0848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289109		Page 2 of 7 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serge Kraif
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,444,795
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,444,795
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,444,795
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON* IN

(1) Based on a total of 30,543,763 shares of the issuer’s Common Stock issued and outstanding as of November 7, 2008 per the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed on November 12, 2008.

This Schedule 13D/A amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2008 (collectively, this “Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person acquired shares of common stock of the Issuer in the open market in the past 60 days using personal funds as detailed below. Such purchases constituted a material change in the Reporting Person’s ownership of the Company’s common stock, thereby requiring the Reporting Person to report his holdings in this Amendment to the Schedule 13D.

Date	Number of Shares	Transaction	Price per Share	Where and How Transaction Effected
12/17/08	100	Purchase	$0.50	Open Market
12/17/08	4,900	Purchase	$0.50	Open Market
12/17/08	1,328	Purchase	$0.48	Open Market
12/17/08	1,772	Purchase	$0.49	Open Market
12/17/08	3,000	Purchase	$0.50	Open Market
12/17/08	2,000	Purchase	$0.50	Open Market
12/17/08	5,000	Purchase	$0.48	Open Market
12/17/08	5,000	Purchase	$0.45	Open Market
12/17/08	5,000	Purchase	$0.45	Open Market
12/17/08	4,900	Purchase	$0.45	Open Market
12/17/08	5,000	Purchase	$0.45	Open Market
12/17/08	5,000	Purchase	$0.45	Open Market
12/17/08	5,000	Purchase	$0.45	Open Market
12/16/08	5,000	Purchase	$0.50	Open Market
12/16/08	5,000	Purchase	$0.50	Open Market
12/16/08	5,000	Purchase	$0.45	Open Market
12/16/08	5,000	Purchase	$0.45	Open Market
12/16/08	5,000	Purchase	$0.45	Open Market
12/16/08	5,000	Purchase	$0.45	Open Market
12/16/08	5,000	Purchase	$0.45	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market

12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	5,000	Purchase	$0.40	Open Market
12/16/08	3,200	Purchase	$0.45	Open Market
12/16/08	2,700	Purchase	$0.40	Open Market
12/16/08	2,300	Purchase	$0.40	Open Market
12/16/08	2,009	Purchase	$0.40	Open Market
12/16/08	1,800	Purchase	$0.45	Open Market
12/15/08	100,000	Purchase	$0.35	Open Market
12/15/08	99,920	Purchase	$0.38	Open Market
12/15/08	49,200	Purchase	$0.35	Open Market
12/15/08	900	Purchase	$0.37	Open Market
12/15/08	80	Purchase	$0.36	Open Market
11/26/08	5,000	Purchase	$0.60	Open Market
11/26/08	5,000	Purchase	$0.60	Open Market
11/26/08	5,000	Purchase	$0.60	Open Market
11/26/08	5,000	Purchase	$0.60	Open Market
11/26/08	5,000	Purchase	$0.60	Open Market
11/26/08	5,000	Purchase	$0.60	Open Market
11/26/08	5,000	Purchase	$0.56	Open Market
11/26/08	4,400	Purchase	$0.60	Open Market
11/26/08	4,254	Purchase	$0.59	Open Market
11/26/08	2,600	Purchase	$0.57	Open Market
11/26/08	2,400	Purchase	$0.57	Open Market
11/26/08	746	Purchase	$0.65	Open Market
11/26/08	600	Purchase	$0.56	Open Market
11/25/08	5,000	Purchase	$0.55	Open Market
11/25/08	5,000	Purchase	$0.55	Open Market
11/25/08	5,000	Purchase	$0.55	Open Market
11/25/08	5,000	Purchase	$0.55	Open Market
11/25/08	4,800	Purchase	$0.57	Open Market
11/25/08	4,772	Purchase	$0.52	Open Market
11/25/08	4,200	Purchase	$0.51	Open Market
11/25/08	3,000	Purchase	$0.48	Open Market

11/25/08	1,700	Purchase	$0.55	Open Market
11/18/08*	29,000	Purchase	$0.50	Open Market
11/18/08*	15,000	Purchase	$0.44	Open Market
11/18/08*	11,800	Purchase	$0.50	Open Market
11/18/08*	10,000	Purchase	$0.48	Open Market
11/18/08*	7,429	Purchase	$0.48	Open Market
11/18/08*	5,000	Purchase	$0.50	Open Market
11/18/08*	5,000	Purchase	$0.47	Open Market
11/18/08*	5,000	Purchase	$0.47	Open Market
11/18/08*	5,000	Purchase	$0.48	Open Market
11/18/08*	5,000	Purchase	$0.48	Open Market
11/18/08*	5,000	Purchase	$0.43	Open Market
11/18/08*	4,702	Purchase	$0.43	Open Market
11/18/08*	3,600	Purchase	$0.49	Open Market
11/18/08*	3,000	Purchase	$0.50	Open Market
11/18/08*	2,500	Purchase	$0.43	Open Market
11/18/08*	400	Purchase	$0.48	Open Market
11/18/08*	298	Purchase	$0.42	Open Market
11/18/08*	95	Purchase	$0.49	Open Market
11/18/08*	6	Purchase	$0.45	Open Market

* These transactions were previously reported in the Reporting Person’s initial Schedule 13D filed on November 20, 2008 but are included again due to the requirement that all transactions effected in the previous 60 days be disclosed.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company.

The Reporting Person acquired additional shares of common stock of the Company using personal funds as described in Item 3 above.

Per a Form 8-K filed by the Issuer on September 10, 2008, at a special meeting of shareholders of the Issuers held on September 5, 2008, the Issuer’s shareholders approved an amendment to its articles of incorporation to effect a reverse stock split of our outstanding common stock at a ratio within a range of 1-for-1.5 to 1-for-4. As a result, to the Reporting Person’s knowledge, the Issuer’s Board of Directors now has the discretion to determine, within 12 months, whether to implement the reverse stock split and the exact amount of the reverse stock split within the approved range if implemented.

As also previously disclosed by the Issuer, Gerard Guez and Todd Kay, the Issuer’s founders, executive officers and directors, announced to the Issuer’s Board of Directors their intention to acquire all of the outstanding publicly held shares of the Issuer’s common stock for cash in a going private transaction. To the Reported Person’s knowledge, the proposed going private transaction remains pending.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of December 18, 2008, the Reporting Person beneficially owned 2,444,795 shares of the Company’s common stock (the “Shares”).  Since 30,543,763 shares of the Company’s common stock were outstanding as of November 10, 2008 per the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed by the Company on November 12, 2008, the Shares constitute approximately 8.0% of the shares of the Company’s common stock issued and outstanding.  The Reporting Person has the sole power to vote and dispose of the Shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 18, 2008	/s/ Serge Kraif
Serge Kraif